August 22, 2003

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Domtar Inc.
Form 6-K

Ladies and Gentlemen:

On behalf of Domtar Inc. (the “Company”), file number 1-9682, I am transmitting in electronic format pursuant to Regulation S-T for filing under the Securities Act of 1934, as amended, the financial results of the Company on Form 6-K for the period ended June 30, 2003 (the “Form 6-K”).

If I can be of any assistance to you in processing the Form 6-K or if I can answer any questions, please call me at (514) 848-5866.

The original signature page to the Form 6-K has been manually executed and will be retained by the Company in accordance with Rule 302(b) of Regulation S-T.

Sincerely,

/s/ Razvan L. Theodoru
Razvan L. Theodoru
Corporate Secretary

Tel.:  (514) 848-5866
Fax:  (514) 848-6850
Email: razvan.theodoru@domtar.com

Enclosures	www.domtar.com

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2003.

DOMTAR INC.

395 de Maisonneuve Blvd. West, Montréal, Québec H3A 1L6

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

     Form 20-F     ☐                     Form 40-F     ☒

     [Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

     Yes     ☐                      No      ☒

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  .

Enclosed are Domtar Inc.’s second quarter results for
the period ended June 30, 2003.

Highlights
Board of Directors
Committees
Members of the Management Committee
Management’s discussion and analysis
Our business
Summary of operating results
Second quarter 2003 vs second quarter 2002 overview
Six months ended June 30, 2003 vs six months ended June 30, 2002
Papers
Paper Merchants
Wood
Packaging
Financing expenses and income taxes
Balance sheet
Liquidity and capital resources
Accounting change
Risks and uncertainties
Sensitivity analysis
Outlook
Consolidated earnings
Consolidated retained earnings
Consolidated balance sheets
Consolidated cash flows
Notes

Highlights

—	Net earnings of $8 million or $0.03 per common share.

—	Operating profit decreased when compared to the same period last year, primarily due to:

—	A $34 million net impact of duties on exports of softwood lumber to the United States; and,

—	An approximate $30 million net impact resulting from a 5% variation in Domtar’s exchange rate (net of hedging) stemming from a stronger Canadian dollar versus the American dollar.

—	However, profitability improvement programs allowed Domtar to more than offset the negative effect of market-related downtime and higher energy costs.

—	The increase in pulp and paper selling prices offset the significant drop in prices for lumber and the decrease in prices for packaging. Domtar’s selling prices for its products remained low and unchanged at 94% of trend prices when compared to the same quarter in 2002.

—	Market-related downtime amounted to 17,600 tons of paper or 36,200 tons of paper year-to-date.

—	Net debt-to-total-capitalization ratio reduced to 47%.

—	Agreement-in-principle reached with Tembec Inc. to create the second largest solid wood products company in Canada; transaction expected to close at the end of September 2003.

Domtar is the third largest producer of uncoated freesheet paper in North America. It is also a leading manufacturer of business papers, commercial printing and publication papers, and technical and specialty papers. Domtar manages, according to internationally recognized standards, 22 million acres of forestland in Canada and the United States, and produces lumber and other wood products. Domtar has 12,000 employees across North America. The Company also has a 50% investment interest in Norampac Inc., the largest Canadian producer of containerboard.

Dear Shareholder,

In the second quarter of 2003, Domtar posted an operating profit of $56 million and net earnings of $15 million or $0.06 per share, before unusual items. However, these results exclude the impact of currency fluctuations on our U.S. dollar denominated long-term debt. In fact, had we included such gains in the second quarter results, Domtar’s net earnings would have increased by $94 million or $0.41 per common share.

Domtar experienced difficult market conditions during the second quarter, notably a weak demand for products, low selling prices and a strong Canadian dollar compared to the US dollar. Our Wood segment was especially hard hit by these conditions and its profitability remained our greatest challenge. However, the announcement, on June 19th, of our intention to create a joint venture with Tembec should allow us to improve the segment’s performance since the new company ought to generate thirty to forty million dollars in annual synergies, half of which would benefit Domtar. In addition to providing customers with a broader product offering and better services, we hope that this joint venture will set in motion consolidation and rationalization in the North American softwood lumber industry. The closing of this Norampac-type transaction is expected for the end of September 2003.

In our Papers segment, we continued efforts to foster customer loyalty and increase our market share. To this effect, we pursued new product development initiatives by launching a better performing opaque paper for commercial printing purposes. We also consolidated our presence in certain U.S. markets by opening new warehouses in Chicago and Dallas. Finally, we enhanced our ability to respond quickly to customer needs, not only by allowing them to obtain our A items (regular stock items) within 48 hours, but also by delivering most of our other products within five business days.

In conclusion, the rigorous implementation of our improvement programs across all business segments has enabled Domtar to report net earnings from continuing operations for the past 24 consecutive quarters, as well as increase its dividend. Thanks to the sustained efforts of all our employees to improve product quality and customer service while reducing costs, we can reiterate our commitment to offer at least 15% return on shareholders’ equity when prices are at trend.

(signed)

Raymond Royer
President and Chief Executive Officer

Board of Directors

Paul-Henri Couture Vice-President of Capital d’Amérique CDPQ Inc., a wholly owned subsidiary of Caisse de dépôt et placement du Québec	Claude R. Lamoureux President and Chief Executive Officer of the Ontario Teachers’ Pension Plan Board	Louiselle Paquin Senior Vice-President, Finance of SITQ Immobilier, a group of subsidiaries of Caisse de dépôt et placement du Québec

Claude Fontaine Senior Partner of Ogilvy Renault	Jacques Laurent Chairman of the Board of Hydro-Québec	Louise Roy Corporate Director

Louis P. Gignac President and Chief Executive Officer of Cambior Inc.	André L’Ecuyer President and Chief Operating Officer of SGF Rexfor Inc., a wholly owned subsidiary of Société générale de financement du Québec	Raymond Royer President and Chief Executive Officer of Domtar Inc.

Jacques Girard Chairman of the Board of Domtar Inc. President and Chief Executive Officer of Montréal International	Brian M. Levitt Co-Chair and Partner of Osler, Hoskin & Harcourt	Edward J. Waters Chairman and President and Chief Executive Officer of Cape & Islands Investment Company Ltd.

Committees

* Chairman of the Committee

Executive	Audit	Human Resources	Nominating and Corporate Governance	Environment and Health and Safety	Pension

P.-H. Couture J. Girard* C. R. Lamoureux A. L’Ecuyer R. Royer	L. P. Gignac* C. R. Lamoureux J. Laurent L. Paquin	P.-H. Couture J. Girard* A. L’Ecuyer L. Roy	J. Girard* C. R. Lamoureux J. Laurent E. J. Waters	J. Laurent A. L’Ecuyer* L. Roy R. Royer	C. Fontaine J. Girard C. R. Lamoureux* B. M. Levitt R. Royer

Members of the Management Committee

C. Lance Skerratt Senior Vice-President Paper Merchants Group	Christian Dubé Senior Vice-President and Chief Financial Officer	Claude Belley Senior Vice-President Human Resources and Organizational Development

Richard Garneau Senior Vice-President Forest Products Group	Roland Gagnon Senior Vice-President Canadian Pulp and Paper Manufacturing Group	George Kobrynsky Senior Vice-President Pulp and Paper Sales, Marketing and Customer Relations Group

Gilles Pharand Senior Vice-President Corporate Affairs and General Counsel	Raymond Royer President and Chief Executive Officer	Roger H. Brear Senior Vice-President U.S. Pulp and Paper Manufacturing Group

Management’s discussion and analysis

Management’s Discussion and Analysis (MD&A) relates to the financial condition and results of operations of Domtar Inc. and its subsidiaries (the Corporation) as well as its joint ventures (collectively Domtar). Domtar’s common shares are listed on the Toronto and New York stock exchanges. The MD&A contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties, such as: general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign currency exchange rates, our ability to integrate acquired businesses into our existing operations, and other factors referenced herein and in the Corporation’s continuous disclosure filings. Therefore, the actual results of the Corporation may be materially different from those expressed or implied by such forward-looking statements. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of Canadian generally accepted accounting principles (Canadian GAAP). This interim MD&A should be read in conjunction with the Corporation’s interim consolidated financial statements and notes thereto as well as with the Corporation’s most recent annual MD&A and consolidated financial statements and notes.

Our business

Domtar’s reporting segments correspond to the following business activities: Papers, Paper Merchants, Wood and Packaging.

Papers

We are the third largest integrated manufacturer and marketer of uncoated freesheet paper in North America. We operate six pulp and paper facilities in Canada and five in the United States, with an annual paper production capacity of approximately 2.8 million tons of paper, which are complemented by strategically located warehouses and sales offices. More than 50% of our paper production capacity is located in the United States and approximately 85% of our paper sales are generated in that country. Uncoated and coated freesheet papers, our principal products, are used for business, commercial printing and publication, and technical and specialty applications. The chart below illustrates our principal paper products and our annual paper production capacity.

Categories	Business Papers		Commercial Printing and Publication Papers			Technical and Specialty Papers

Types	Uncoated Freesheet				Coated Freesheet	Uncoated and Coated Freesheet

Grades	Copy	Premium imaging/Technology papers	Offset Business converting	Lightweight Opaques Text, cover and writing	Lightweight Premium Regular	Flexible packaging Abrasive papers Decorative papers Imaging papers Label papers Medical disposables

Applications	Photocopies Office documents Presentations		Pamphlets Brochures Direct mail Commercial printing Forms & envelopes	Stationery Brochures Annual reports Books Catalogues	Brochures Annual reports Books Magazines Catalogues	Food & candy wrappings Surgical gowns Repositionable note pads Security check papers Wallpapers

Capacity*	As at June 30, 2003:		approximately 2.8 million tons

	0.8 million tons 29%	0.2 million tons 7%	0.6 million tons 22%	0.4 million tons 14%	0.4 million tons 14%	0.4 million tons 14%

* The allocation of production capacity may vary from year to year in order to take advantage of market conditions.

Our business (continued)

We sell paper primarily through a large network of owned and independent merchants which distribute our paper products from over 350 locations throughout North America. We also sell our products to a variety of customers including business offices, office equipment manufacturers, retail outlets, commercial printers, publishers and converters. In addition, we sell pulp in excess of our own internal requirements. Also, we purchase pulp to optimize paper production and freight costs. At December 31, 2002, our net market pulp position (shipments less purchases) was approximately 630,000 tons.

Our Papers business is our most important segment and represented 60% of our consolidated net sales during the first six months of 2003, or 66% when including sales of Domtar paper through our own Paper Merchants business.

Paper merchants

Our Paper Merchants business comprises the purchasing, warehousing, sale and distribution of various products made by us, as well as by other manufacturers. These products include business and printing papers, graphic arts supplies and certain industrial products. Our Canadian paper merchants operate a total of eight branches in eastern Canada (three by Buntin Reid in Ontario, two by JBR/La Maison du Papier in Québec and three by The Paper House in the Atlantic Provinces) while our US paper merchant (RIS Paper) services a large customer base from 20 locations in the Northeast, Midwest and the Mid-Atlantic regions of the United States. Our Paper Merchants business represented 22% of our consolidated net sales during the first six months of 2003, or 16% when excluding sales of Domtar paper.

Wood

Our Wood business comprises the manufacture and marketing of lumber and wood-based value-added products, as well as the management of forest resources. We operate 11 sawmills, one planer mill and one remanufacturing facility, with an annual capacity of 1.2 billion board feet of lumber. We also have investments in three businesses (two of which are joint ventures) that produce wood products. We seek to optimize forestlands for which we are responsible through efficient management and the application of certified sustainable forest management practices such that a continuous supply of wood is available for future needs. Our Wood business represented 7% of our consolidated net sales during the first six months of 2003.

On June 19, 2003, we announced an agreement-in-principle with Tembec Inc. (Tembec) for the creation of a 50-50 joint venture that will merge together our timber and softwood (spruce, pine and fur (SPF)) lumber operations in the provinces of Ontario and Québec (except for our Lebel-sur-Quévillon sawmill). The joint venture will also market softwood lumber from Tembec’s British Columbia SPF sawmill operations and from our Lebel-sur-Quévillon sawmill, as well as manage the operations of the latter.

We anticipate that the joint venture can achieve annual synergies ranging from $30 to $40 million. This transaction is subject to certain conditions such as the completion of due diligence, negotiation of definitive agreements, approval of the respective board of directors, as well as government and other required approvals, and is expected to close on or about September 30, 2003.

Packaging

Our Packaging business comprises our 50% ownership interest in Norampac Inc. (Norampac), a joint venture between Domtar Inc. and Cascades Inc. The Board of Directors of Norampac is composed of four representatives from each of Domtar Inc. and Cascades Inc. The Chairman of the Board is a Domtar Inc. representative while the President and CEO is a Cascades Inc. representative. Norampac’s debt is non-recourse to Domtar Inc. As required by Canadian GAAP, we account for our 50% interest in Norampac using the proportionate consolidation method.

Norampac’s network of 25 corrugated packaging plants, strategically located across Canada and including facilities in the United States and Mexico, provides full-service packaging solutions and produces a broad range of products. These facilities are fully integrated on a direct or indirect basis with Norampac’s eight containerboard mills (located in Ontario, Québec, British Columbia, New York State and northern France) that have a combined annual capacity of more than 1.6 million tons. Our Packaging business represented 11% of our consolidated net sales during the first six months of 2003.

Summary of operating results

	Three months ended June 30		Six months ended June 30

Financial highlights (in millions of Canadian dollars, unless otherwise noted)	2003	2002	2003	2002

Net sales	1,240	1,416	2,536	2,744
Operating profit	56	118	134	150
Paper Closure Costs	—	—	—	45

Operating profit excluding Paper Closure Costs[1]	56	118	134	195
Net earnings	8	55	35	44
Net earnings per share (basic)	0.03	0.24	0.15	0.19
Operating profit excluding Paper Closure Costs by segment:
Papers	58	60	139	123
Paper Merchants	5	7	12	14
Wood	(20)	33	(41)	23
Packaging	13	18	24	35

Total	56	118	134	195
Selling price index before impact of lumber duties (%)	94	94	93	93

Second quarter 2003 vs second quarter 2002 overview

Net sales of $1.2 billion

Net sales in the second quarter of 2003 totaled $1,240 million, down $176 million or 12% from net sales of $1,416 million in the second quarter of 2002. This decrease was mainly attributable to the negative impact of a stronger Canadian dollar, lower shipments for most of our products and a $34 million net impact of lumber duties (including the reversal of a $28 million provision for countervailing and antidumping duties, which occurred in the second quarter of 2002). In addition, higher selling prices in pulp and some paper products were offset by a significant decrease in lumber selling prices and lower selling prices for packaging products. Overall, the benchmark nominal prices for the second quarter of 2003 were at 94% of trend2 prices, unchanged from the corresponding quarter of 2002 when excluding the impact of lumber duties.

Operating profit of $56 million

Operating profit in the second quarter of 2003 totaled $56 million, down $62 million or 53% from an operating profit of $118 million in the second quarter of 2002. This $62 million decrease was primarily attributable to the net impact of lumber duties ($34 million) and the negative impact of a stronger Canadian dollar net of the effect of our hedging program ($30 million). However, the positive impact of our quality and profitability improvement programs allowed us to more than offset the negative impact of lower shipments for most of our products, as well as higher energy costs.

Cost of sales decreased by $102 million or 9% in the second quarter of 2003 compared to the corresponding quarter of 2002. This decrease was mainly due to the impact of a stronger Canadian dollar on our operating expenses in the U.S. and lower shipments, as well as the impact of our quality and profitability improvement programs, partially offset by an increase in energy costs.

1	Operating profit excluding Paper Closure Costs is a non-GAAP measure. Our operating profit determined in accordance with GAAP for 2002 included the costs associated with the closure of certain paper machines and facilities. Accordingly, we believe that it is useful for investors to be aware of a significant factor that adversely affected our GAAP operating profit in 2002 but not in 2003, and that operating profit excluding Paper Closure Costs provides investors with a measure of performance to compare our operating results between periods without regard to these costs.

2	Based on a consensus of analysts of normalized pricing as at November 30, 2002 (See “Sensitivity Analysis”).

Second quarter 2003 vs second quarter 2002 overview (continued)

Sales, general and administrative (SG&A) expenses in the second quarter of 2003 decreased by $9 million or 11% compared to the same period of 2002. This decrease was explained by the impact of a stronger Canadian dollar on our costs in the U.S., lower employee profit sharing accruals on a quarter-over-quarter basis, a $1 million mark-to-market gain on certain foreign exchange contracts not considered as hedges recognized in the second quarter of 2003, as well as by other cost reduction initiatives.

Net earnings of $8 million

Net earnings for the second quarter of 2003 amounted to $8 million ($0.03 per common share) compared to $55 million ($0.24 per common share) in the second quarter of 2002. The quarter-over-quarter deterioration in net earnings was due to the factors mentioned above, as well as to an increase in financing expenses in the second quarter of 2003, stemming from a $10 million ($7 million net of income taxes or $0.03 per common share) charge related to our proportionate share of Norampac’s premium paid and write-off of financing costs with respect to the refinancing of its long-term debt.

Six months ended June 30, 2003 vs six months ended June 30, 2002

Net sales of $2.5 billion

Net sales for the six months ended June 30, 2003 totaled $2,536 million, down $208 million or 8% from net sales of $2,744 million over the same period in 2002. This decrease was mainly due to the negative impact of a stronger Canadian dollar, the net impact of lumber duties and lower shipments for paper. In addition, higher selling prices in pulp and some paper products were offset by a significant decrease in lumber selling prices. Overall, the benchmark nominal prices for the first six months of 2003 were at 93% of trend prices, unchanged from the corresponding period of 2002 when excluding the impact of lumber duties.

Operating profit of $134 million

Operating profit for the six months ended June 30, 2003 totaled $134 million, down $16 million or 11% from operating profit of $150 million over the same period in 2002. The first quarter results of 2002 included a charge of $45 million ($30 million net of income taxes, or $0.13 per common share) related to the permanent shutdown of the St. Catharines, Ontario paper mill. This charge included $14 million related to the write-down to the estimated net realizable value of property, plant and equipment as well as $31 million of charges for other commitments and contingencies. These closure costs are referred to as “Paper Closure Costs”. When excluding Paper Closure Costs, the decrease in operating profit totaled $61 million. This decrease is largely the result of our second quarter results mentioned earlier.

Cost of sales decreased by $130 million or 6% in the first six months of 2003 compared to the corresponding period of 2002 mainly due to the impact of a stronger Canadian dollar on our operating expenses in the U.S. and lower product shipments, as well as the impact of our quality and profitability improvement programs, partially offset by an increase in energy and purchased fiber costs.

SG&A expenses decreased by $16 million or 10% in the first half of 2003 compared to the same period of 2002. This decrease mainly reflected the inclusion of a $6 million mark-to-market gain on certain foreign exchange contracts not considered as hedges recognized during the first six months of 2003, as well as the impact of a stronger Canadian dollar on our costs in the U.S. Lower employee profit sharing accruals in the first half of 2003 comparatively to the same period last year, as well as other cost reduction initiatives in the first six months of 2003 also contributed to the decrease in SG&A.

Net earnings of $35 million

Net earnings for the first six months of 2003 totaled $35 million ($0.15 per common share) compared to net earnings of $44 million ($0.19 per common share) for the same period of 2002. This decrease was due to the factors mentioned above, as well as to a $10 million ($7 million net of income taxes or $0.03 per common share) charge related to our proportionate share of Norampac’s premium paid and write-off of financing costs with respect to the refinancing of its long-term debt included in financing expenses in the first six months of 2003.

Papers

	Three months ended June 30		Six months ended June 30

Selected information (in millions of Canadian dollars, unless otherwise noted)	2003	2002	2003	2002

Net sales	741	790	1,513	1,580
Operating profit	58	60	139	78
Paper Closure Costs	—	—	—	45

Operating profit excluding Paper Closure Costs	58	60	139	123
Shipments:
Paper (‘000 ST)	634	641	1,261	1,297
Pulp (‘000 ADST)	189	208	396	388
Paper shipments product offering (%):
Copy and offset grades	54	51	54	55
Uncoated commercial printing & publication and premium imaging grades	23	25	23	18
Coated commercial printing & publication grades	12	13	12	12
Technical & specialty grades	11	11	11	15

Total	100	100	100	100
Benchmark nominal prices[1]:
Copy 20 lb sheets (US$/ton)	787	780	790	770
Offset 50 lb rolls (US$/ton)	653	690	663	683
Coated publication, no. 3, 60 lb, rolls (US$/ton)	815	740	813	780
Pulp NBSK (US$/tonne)	580	482	544	481
Pulp NBHK (US$/tonne)	555	445	520	435
Selling price index—Papers segment (%)	94	92	93	92

Sales and operating profit

Net sales in our Papers business amounted to $741 million in the second quarter of 2003, a decrease of $49 million or 6% in comparison to the second quarter of 2002. This decrease was primarily due to the unfavourable impact of a stronger Canadian dollar and lower volumes, partially offset by higher selling prices for pulp and some paper products. On a year-to-date basis, net sales of pulp and paper decreased by $67 million in 2003 or 4% compared to the same period in 2002, for the same reasons as noted above.

1	Source: Pulp & Paper Week.

Papers (continued)

Operating profit in our Papers business totaled $58 million in the second quarter of 2003, compared to $60 million in the second quarter of 2002. Higher selling prices for pulp and some paper products, as well as benefits stemming from our quality and profitability improvement programs enabled us to maintain our performance in this business, despite the unfavourable impact of a stronger Canadian dollar, higher purchased fiber costs and higher energy costs as well as lower shipments. Operating profit amounted to $139 million for the first six months of 2003 compared to $78 million in 2002 (or $123 million when excluding Paper Closure costs relating to the closure of the St. Catharines paper mill). This increase of $16 million or 13% was attributable to higher selling prices for pulp and some paper products, and the benefits stemming from our quality and profitability improvement programs, partially offset by the unfavourable impact of a stronger Canadian dollar, higher energy costs and lower shipments.

Pricing environment

The increase in our average transaction prices in the second quarter of 2003 compared to the second quarter of 2002 in our Papers segment was lower than that of the increase in benchmark nominal prices. In fact, our Papers segment’s average transaction prices increased by US$45/ton in the second quarter of 2003 compared to the second quarter of 2002, while benchmark nominal prices increased by US$51/ton for the same period. On a year-to-date over year-to-date basis, our average transaction prices increased by US$44/ton, while benchmark nominal prices increased by US$36/ton for the same period.

Our average transaction prices for 20 lb copy sheets (business papers) and 50 lb offset rolls (uncoated commercial printing & publication papers) decreased by an average of US$18/ton in the second quarter of 2003 compared to the corresponding period of 2002. Benchmark nominal prices decreased by an average of US$15/ton for the same period. For the six-month period ended June 30, 2003, both our average transaction prices for 50 lb offset rolls and 20 lb copy sheets and benchmark nominal prices were relatively flat compared to the same period of the prior year.

Softwood and hardwood pulp prices were increased by an additional US$40/tonne on April 1, 2003 after successive increases of US$20/tonne on February 1, 2003 and US$40/tonne on March 1, 2003. Our average Northern Bleached Softwood Kraft (NBSK) and Northern Bleached Hardwood Kraft (NBHK) pulp transaction prices increased by an average of US$92/tonne in the second quarter of 2003 compared to the same quarter of 2002, while benchmark nominal prices increased by US$104/tonne for the same period. On a year-to-date basis, our average NBSK and NBHK pulp transaction prices increased by an average of US$73/tonne compared to 2002, while benchmark nominal prices increased by US$74/tonne for the same period. On July 1, 2003, we announced a decrease of US$30/tonne in our softwood and hardwood pulp prices. This represents the first decrease in prices since December 2002.

Operations

In the second quarter of 2003, we took market-related downtime, curtailing production by 17,600 tons of paper, representing approximately 3% of our second quarter 2003 production capacity. No market-related downtime was taken for pulp during the second quarter of 2003. On a year-to-date basis, we have curtailed production by 36,200 tons of paper and 19,000 tons of pulp. This reflects our commitment to adjust production to our customers’ needs. In 2002, we took market-related downtime curtailing production by 6,000 tons of paper and 20,000 tons of pulp in the second quarter of the year and 44,000 tons of paper and 38,000 tons of pulp in the first six months of the year.

As a result of market-related and maintenance-related downtime, as well as production slowdown and disruptions, Domtar’s shipment to capacity ratio stood at 93% for the current quarter of 2003 compared to 95% in the corresponding quarter last year, and stood at 92% for the first six months of 2003 compared to 96% in the corresponding period last year.

On June 26, 2003, we announced further curtailment at four mills during the month of July in order to adjust our production to customers’ needs. The mills affected were Cornwall, Port Edwards, Port Huron and Woodland. In July 2003, 15,000 tons of paper and 7,000 tons of market pulp were not produced.

During the second quarter of 2003, we also continued to focus our efforts on our quality and profitability improvement programs.

Paper Merchants

	Three months ended June 30		Six months ended June 30

Selected information (in millions of Canadian dollars)	2003	2002	2003	2002

Net sales	265	298	565	597
Operating profit	5	7	12	14

Sales and operating profit

Net sales in our Paper Merchants business amounted to $265 million, a decrease of $33 million or 11% in comparison to the second quarter of 2002. This decrease was due to the combination of eroding prices due to market pressure at the merchant channel level and exchange variances on translation of U.S. dollar denominated sales by our U.S. operations. Sales volumes in the second quarter of 2003 were comparable to volumes in the same period last year. On a year-to-date basis, net sales totaled $565 million in 2003 compared to $597 million for the corresponding period of 2002. The decrease of $32 million or 5% was predominantly due to the same factors impacting results for the second quarter. Year-to-date volumes increased marginally in 2003 compared to 2002.

Operating profit for the second quarter of 2003 was $5 million (reflecting an operating margin of 1.9%) compared to $7 million in the second quarter of 2002 (reflecting an operating margin of 2.3%). This decrease in operating profit and corresponding margin was attributable to lower gross profit stemming from an erosion in prices for some paper products, a change in customer mix, as well as inventory devaluations taken in the quarter in order to reflect lower prices for some papers. On a year-to-date basis, operating profit amounted to $12 million (reflecting an operating margin of 2.1%) in 2003 compared to $14 million (reflecting an operating margin of 2.3%) for the same period of 2002 and was mainly due to the same factors impacting second quarter results.

Wood

	Three months ended June 30		Six months ended June 30

Selected information (in millions of Canadian dollars, unless otherwise noted)	2003	2002	2003	2002

Net sales	86	167	166	271
Operating profit (loss)	(20)	33	(41)	23
Shipments (millions of FBM)	259	306	486	530
Shipments product offering (%):
Random lengths	43	40	43	43
Studs	34	37	35	35
Value—added	18	16	17	15
Industrial	5	7	5	7

Total	100	100	100	100
Benchmark nominal prices[1]:
Lumber 2x4 R/L no. 1 & no. 2 (US$/MFBM)	306	361	306	357
Lumber 2x4x8 stud (US$/MFBM)	318	366	316	361
Selling price index—Wood segment, before the impact of lumber duties (%)	88	102	88	101

1	Source: Random Lengths.

Wood (continued)

Sales and operating profit

Net sales in our Wood business totaled $86 million in the second quarter of 2003, representing an $81 million decrease compared to the second quarter of 2002. This decrease was explained by the $34 million net impact of lumber duties (including the reversal of a $28 million provision for countervailing and antidumping duties on exports of softwood lumber to the United States in the second quarter of 2002), lower shipments, lower selling prices, as well as the unfavourable impact of a stronger Canadian dollar. On a year-to-date basis, net sales amounted to $166 million in 2003 compared to $271 million for the same period of 2002. This decrease of $105 million was mainly due to the same factors stated above.

Cash deposits of $11 million were made on our exports of softwood lumber to the United States during the second quarter of 2003 (or $19 million on a year-to-date basis), compared to $5 million in the corresponding period of 2002 (or $5 million on a year-to-date basis). Since May 22, 2002, cash deposits of $50 million for countervailing and antidumping duties have been made and expensed by Domtar.

Operating loss for the second quarter of 2003 amounted to $20 million (or $9 million operating loss when excluding the impact of lumber duties) compared to an operating profit of $33 million in the corresponding period of 2002 (or $10 million operating profit when excluding the impact of lumber duties). This $19 million decline in operating profit when excluding the impact of lumber duties was primarily a result of a $21 million erosion in lumber selling prices, the unfavourable impact of a stronger Canadian dollar, as well as lower shipments, partially offset by the benefits stemming from our cost reduction initiatives.

Pricing environment

The decrease in our average transaction prices before the impact of lumber duties was greater than that of benchmark nominal prices on a quarter-over-quarter basis. Our average transaction prices in the second quarter of 2003 for Great Lakes 2x4 studs decreased by US$57/MFBM and our average transaction prices for random lengths decreased by US$64/MFBM compared to the corresponding period of 2002, while benchmark nominal prices decreased by US$48/MFBM and US$55/MFBM respectively for Great Lakes 2x4 studs and random lengths over the same period. The greater decrease reflects the fact that benchmark nominal prices increased significantly at the end of the current quarter while our transaction prices will only reflect this increase in the third quarter of 2003 due to timing issues. On a year-to-date basis, our average transaction prices for Great Lakes 2x4 studs were lower by US$40/MFBM and our average transaction prices for random lengths were lower by US$50/MFBM compared to the corresponding period of 2002. This year-to-date decrease in our average transaction prices was fairly stable with that of benchmark nominal prices over the same period.

Operations

In June 2002, a decision was taken to halt the Ste-Marie and Ste-Aurélie sawmill operations for an undetermined period of time due to the Canada-U.S. softwood lumber dispute. The Ste-Marie sawmill resumed full operations on May 20, 2003. In July 2002, the Grand-Remous sawmill ceased operations due to a dispute between the Barriere Lake First Nation and the governments of Québec and Canada. The dispute was settled and the Grand-Remous sawmill resumed full operations on April 28, 2003.

The usual two-week holiday shutdowns at the Lebel-sur-Quévillion, Matagami and Malartic sawmills were extended for an additional two weeks to avoid producing for an inventory build-up in a declining product price environment. These sawmills resumed operations on January 20, 2003. The Ontario sawmills also took some market-related downtime in January 2003. As a result, production was curtailed by approximately 24 million board feet of lumber in the first quarter of 2003.

In March 2003, we sold the Sault Ste-Marie hardwood lumber facility and in April 2003, we sold the Daveluyville remanufacturing facility, following an earlier decision in November 2002 to shut down these facilities because of challenging market conditions.

As of June 23, 2003, we halted production at the White River, Ontario sawmill for an expected six-month period due to difficult market conditions brought about by overcapacity within the North American market as well as the Canada-U.S. softwood lumber dispute.

Despite the challenging environment in our Wood business, we continued to pursue sawmill modernization projects aimed at improving profitability. On a year-to-date basis, productivity improvements were experienced at the Elk Lake, Val d’Or, Timmins, Chapleau, Malartic, Matagami and Grand Remous sawmills.

Packaging

	Three months ended June 30		Six months ended June 30

Selected information (in millions of Canadian dollars, unless otherwise noted)	2003	2002	2003	2002

Net sales	148	161	292	296
Operating profit	13	18	24	35
Shipments[1]:
Containerboard (‘000 ST)	78	93	161	172
Corrugated containers (millions of square feet)	1,737	1,703	3,287	3,166
Benchmark nominal prices[2]:
Unbleached kraft linerboard, 42lb East (US$/ton)	425	415	427	416
Selling price index—Packaging segment (%)	103	100	103	100

Sales and operating profit

Our 50% share of Norampac’s net sales amounted to $148 million in the second quarter of 2003, a decrease of $13 million or 8% over the same quarter of 2002. This decrease was mainly due to lower selling prices for both corrugated products and containerboard attributable to the negative impact of a stronger Canadian dollar, as well as to lower shipments for containerboard and corrugated products when not taking into account the recently acquired facilities. On a year-to-date basis, our 50% share of Norampac’s net sales amounted to $292 million compared to $296 million in the same period of 2002, representing a decrease of $4 million or 1%. This decrease can be attributable to the same factors as mentioned above, although to a lesser extent on a year-to-date over year-to-date basis.

Our 50% share of Norampac’s operating profit amounted to $13 million, a $5 million or 28% decrease from the $18 million operating profit reported in the second quarter of 2002. This decline was explained by lower selling prices for corrugated containers and containerboard due to the negative impact of a stronger Canadian dollar, lower shipments when not taking into account the recently acquired facilities and higher fiber and energy costs. Our share of Norampac’s operating profit was $24 million for the first half of 2003, compared to $35 million for the same period of 2002. This decrease of $11 million can be explained by lower selling prices for both corrugated containers and containerboard due to the negative impact of a stronger Canadian dollar, as well as by higher fiber and energy costs.

1	Represents 50% of Norampac’s trade shipments.

2	Source: Pulp & Paper Week.

Packaging (continued)

Pricing environment

Benchmark nominal prices for kraft linerboard increased by US$10/ton in the second quarter of 2003 compared to the second quarter of 2002, while Norampac’s average net selling prices for containerboard products decreased by CND$19/ton during the same period. This inconsistency (an increase in benchmark nominal prices compared to a decrease in average net selling prices) arises from the fact that Norampac’s average net selling prices in Canada, where the majority of Norampac’s sales take place, were negatively affected by the strengthening Canadian currency, while benchmark nominal prices are stated in US dollars and hence, are not affected by fluctuations in foreign currencies. On a year-to-date basis, the decrease in Norampac’s average net selling prices versus the corresponding period of 2002 was also inconsistent with the increase in benchmark nominal prices for the same reasons as mentioned above. Norampac’s average net selling prices for containerboard prices decreased by CND$10/ton in the first six months of 2003 compared to the same period of 2002, while benchmark nominal prices for kraft linerboard increased by US$11/ton during the same period. Net selling prices for corrugated boxes in the second quarter of 2003 decreased by 9% compared to the corresponding period of 2002 and by 7% in the first six months of 2003 compared to the corresponding period of 2002.

Operations

During the second quarter of 2003, Norampac took market-related downtime at its containerboard mills for a total of 36,000 tons, compared to 24,000 tons in the corresponding period of 2002. This reflects Norampac’s commitment to adjust production to customers’ needs. On a year-to-date basis, Norampac has curtailed production by 64,000 tons in 2003 compared to 56,000 tons in the corresponding period of 2002.

Financing expenses and income taxes

Financing expenses

During the second quarter of 2003, financing expenses amounted to $48 million, a $5 million increase over the corresponding period of 2002. This increase was attributable to a $10 million charge related to our share of the premium paid on debt redemption and the write-off of related financing costs pertaining to refinancing substantially all of Norampac’s outstanding credit facilities and senior notes during the second quarter of 2003. This increase in financing fees was partially offset by a general decrease in Domtar’s remaining financing expense reflecting the impacts of lower interest rates, of foreign exchange rates, as well as lower debt levels. On a year-to-date basis, financing expenses totaled $89 million in 2003, or $79 million when excluding the impact of Norampac’s refinancing, compared to $95 million for the first six months of 2002. This $16 million decrease was due to lower debt levels, lower interest rates and the impact of a stronger Canadian dollar.

Income taxes

Our income tax expense for the second quarter of 2003 was $1 million, reflecting an effective tax rate of 11.1%, compared to an income tax expense of $21 million in the second quarter of 2002, reflecting an effective tax rate of 27.6%. The reduction in the effective tax rate for 2003 results from lower overall income and differences in tax rates applicable to our foreign subsidiaries. On a year-to-date basis, our income tax expense represented $12 million, reflecting an effective tax rate of 25.5%, compared to an income tax expense of $13 million, reflecting an effective tax rate of 22.8% for the same period of 2002.

Balance sheet

Our total consolidated assets were $6,329 million as at June 30, 2003 compared to $6,847 million as at December 31, 2002. Receivables amounted to $333 million as at June 30, 2003, an increase of $29 million when compared to $304 million as at December 31, 2002. This increase reflects seasonal impacts in the latter part of the fourth quarter of 2002, partially offset by the effect of a stronger Canadian dollar on our U.S. dollar denominated retained interest in receivables sold through our securitization program and U.S. dollar denominated receivables. Total inventories as at June 30, 2003 were $695 million, a decrease of $41 million when compared to $736 million as at December 31, 2002. This decrease reflects the cyclical nature of our forest operations, market-related downtime in our Papers business taken during the first half of 2003 in order to adjust our production to meet customers’ needs, as well as the impact of inventory revaluations and the impact of a stronger Canadian dollar. Property, plant and equipment as at June 30, 2003 totaled $4,904 million compared to $5,387 million as at December 31, 2002. This $483 million decrease was mainly due to the effect of a stronger Canadian dollar and a lower level of capital expenditures as compared to amortization expense. Other assets stood at $189 million as at June 30, 2003 compared to $205 million as at December 31, 2002. This $16 million decrease was mainly due to an $11 million reclassification of share purchases loans receivable to common shares.

Trade and other payables were $639 million as at June 30, 2003 compared to $749 million as at December 31, 2002, reflecting a decrease of $110 million. This decrease was mainly due to lower employee profit sharing accruals, the effect of the timing of purchases and payments, the effect of a stronger Canadian dollar on our U.S. dollar denominated trade and other payables, as well as lower interest accruals on our long-term debt. Long-term debt (including the portion due within one year) as at June 30, 2003 decreased to $2,182 million compared to $2,514 million as at December 31, 2002, mainly reflecting a decrease in the Canadian value of our U.S. dollar denominated debt due to the impact of a rising Canadian dollar as well as repayments made throughout the period. Accumulated foreign currency translation adjustments were negative $105 million as at June 30, 2003, decreasing by $107 million from the balance as at December 31, 2002. This decrease mainly reflected the net impact of a stronger Canadian dollar on the net assets of our self-sustaining U.S. subsidiaries, or $305 million, net of the impact of a stronger Canadian dollar on the long-term debt designated as a hedge of the above-mentioned net assets, or $220 million, and its corresponding income tax effect of $22 million. Had we not designated certain long term debts as a hedge of our net investments in self-sustaining foreign subsidiaries, the net unrealized foreign exchange gain of $198 million, currently recorded in the “Accumulated foreign currency translation adjustments” account, would have been reflected in our results of operations for the six-month period ended June 30, 2003. The corresponding amount for the three-month period ended June 30, 2003 was $94 million.

Liquidity and capital resources

	Three months ended June 30		Six months ended June 30

Selected information (in millions of Canadian dollars, unless otherwise noted)	2003	2002	2003	2002

Cash flows provided from operating activities before changes in working capital and other items	112	172	245	290
Changes in working capital and other items	33	85	(124)	(32)

Cash flows provided from operating activities	145	257	121	258
Net additions to property, plant and equipment	(43)	(44)	(84)	(82)

Free cash flow[1]	102	213	37	176
			June 30	Dec 31
			2003	2002

Net debt-to-total-capitalization ratio (in %)			47	49

Our principal liquidity requirements are for working capital, capital expenditures, and principal and interest payments on our debt. We expect to fund our liquidity needs primarily with internally generated funds from our operations and, to the extent necessary, through borrowings under our revolving credit facility. We also have the ability to fund liquidity requirements through the issuance of debt and/or equity.

1	Free cash flow is a non-GAAP measure that we define as the amount by which cash flows from operating activities, as determined in accordance with GAAP, exceeds net additions to property, plant and equipment, as determined in accordance with GAAP. Our definition may not be comparable to free cash flow reported by other companies. We believe that free cash flow is frequently used by investors in evaluating the ability of a company to service its debt.

Liquidity and capital resources (continued)

Operating activities

Cash flows provided from operating activities in the second quarter of 2003 amounted to $145 million compared to $257 million in the corresponding quarter of 2002. This decrease in cash flows from operations is attributable to a decrease in net earnings as well as increased requirements for working capital compared to the second quarter of 2002. Cash flows provided from operating activities in the first six months of 2003 amounted to $121 million compared to $258 million in the same period of 2002. The first half of the year is typically impacted by seasonally high requirements for working capital. As at June 30, 2003, the off balance sheet impact of the accounts receivable securitization program represented $227 million compared to $263 million as at December 31, 2002. We expect to continue to sell receivables in the future on an ongoing basis, given the attractive discount rates. Should we decide to discontinue these programs, our working capital and bank debt requirements would increase. Such sales of receivables are contingent upon Domtar retaining specified credit ratings.

Investing activities

Cash flows used for investing activities in the second quarter of 2003 totaled $53 million compared to $42 million in the corresponding quarter of 2002. Investing activities in the second quarter of 2003 included our share of Norampac’s business acquisitions. On a year-to-date basis, cash flows used for investing activities amounted to $94 million for 2003 compared to $106 million for the first six months of 2002. Norampac’s business acquisitions were greater in the first half of 2002 than in the first half of 2003.

Net additions to property, plant and equipment amounted to $43 million in the second quarter of 2003 and $84 million for the first six months of 2003. These net additions have remained essentially unchanged in 2003 when compared to 2002, both on a quarterly and year-to-date basis. We intend to limit our annual capital expenditures over a business cycle to 75% of amortization, or approximately $290 million in 2003, including approximately $140 million for capital expenditures relating to the long-term sustainability of our equipment.

Free cash flow (cash flows from operating activities less net additions to property, plant and equipment) for the second quarter of 2003 amounted to $102 million compared to $213 million in the corresponding period of 2002. This decrease in free cash flow on a quarter-over-quarter basis is attributable to reduced operating cash flow given that the level of capital expenditures has remained relatively stable from period to period. On a year-to-date basis, free cash flow for 2003 totaled $37 million compared to $176 million in 2002 due to the same factors as explained above.

Financing activities

Cash flows used for financing activities totaled $106 million in the second quarter of 2003, compared to $216 million in the second quarter of 2002. Cash flows used for financing activities in the first six months of 2003 amounted to $26 million compared to $124 million in the corresponding period of 2002. For both of the above comparative periods, the decreases in cash flows used for financing activities were due to fewer net repayments of long-term debt in 2003 compared to 2002.

As at June 30, 2003, our net debt-to-total-capitalization ratio was 47%, down from 49% as at December 31, 2002. Net indebtedness, including $210 million representing our 50% share of the net indebtedness of Norampac, was $2,172 million as at June 30, 2003. This compares to $2,496 million as at December 31, 2002, including $191 million for our 50% share of the net indebtedness of Norampac. The $324 million decrease in net indebtedness was largely due to the positive impact of a stronger Canadian dollar on our U.S. dollar denominated debt. The Corporation’s debt repayments for the six-month period ended June 30, 2003 were substantially offset by Norampac’s refinancing of its long-term debt. We have a stated objective of a net debt-to-total-capitalization ratio of 45% by December 31, 2003, absent the impact of any growth-related initiatives.

As at June 30, 2003, the balance of the US$1 billion bank term loan, initially entered into to finance our 2001 acquisition, was US$442 million ($599 million), compared to US$480 million ($758 million) as at December 31, 2002. The term loan bears interest based on the U.S. dollar LIBOR rate or the U.S. prime rate, plus a margin that varies with Domtar’s credit rating.

As at June 30, 2003, of the US$500 million revolving credit facility, US$11 million ($15 million) was drawn and US$8 million ($10 million) of letters of credit were outstanding, resulting in US$481 million ($652 million) of availability under this facility. As at December 31, 2002, US$5 million ($8 million) was drawn in the form of overdraft and US$6 million ($9 million) of letters of credit were outstanding. Borrowings under this revolving credit facility bear interest at a rate based on the Canadian dollar bankers’ acceptance or the U.S. dollar LIBOR rate or the prime rate, plus a margin that varies with Domtar’s credit rating. This bank facility also requires commitment fees in accordance with standard banking practices.

Our borrowing agreements contain restrictive covenants. In particular, our unsecured bank credit facility contains covenants that require compliance with certain financial ratios on a quarterly basis. Also, the indentures related to the 10% and 10.85% debentures limit the amount of dividends that we may pay, the amount of shares that we may repurchase for cancellation and the amount of new debt we may incur.

In the second quarter of 2003, common shares amounting to $2 million ($6 million on a year-to-date basis), versus $3 million for the corresponding period of 2002 ($10 million on a year-to-date basis), were issued pursuant to our stock option and share purchase plans. We did not purchase for cancellation any of our common shares in both of the six-month periods ended June 30, 2003 and June 30, 2002.

On May 1, 2003, we announced an increase of our annual common share dividend to 24 cents per share (or 6 cents per quarter) from 14 cents per share (or 3.5 cents per quarter). Without compromising our firm desire to continue our profitable growth and maintain a strong balance sheet, this increase is the first step towards achieving our goal of paying a dividend of approximately 20% of normalized net earnings over a business cycle. The first payment of our new 6 cents quarterly dividend was paid on July 2, 2003 to shareholders of record on June 2, 2003 for the quarter ended June 30, 2003.

As at July 31, 2003, we had 228,426,245 common shares, 69,576 Series A Preferred Shares and 1,650,000 Series B Preferred Shares, which were issued and outstanding.

Accounting change

Share purchase financing

On January 1, 2003, we adopted prospectively the new Canadian Institute of Chartered Accountants (CICA) recommendations relating to share purchase loans receivable. Accordingly, share purchase loans amounting to $14 million were reclassified from “Other assets” to “Common shares” and interest revenue was treated as a reduction of dividends. The common shares purchased with these loans are held in trust as security for the share purchase loans (the loans). The loans are interest bearing at the dividend rate and have defined repayment terms not exceeding 10 years. As at June 30, 2003, there were 1,012,118 common shares (December 31, 2002—1,000,333 common shares) held in trust with respect to employee loans for which the market value was $14.80 (December 31, 2002—$15.70) per share. As well, these common shares were not considered as being outstanding for the calculation of the basic earnings per share. The adoption of these recommendations has no significant impact on the basic earnings per share for the three months and six months ended June 30, 2003.

Risks and uncertainties

Product prices

Our financial performance is sensitive to the selling prices of our products. The markets for most paper, pulp, lumber and packaging products are cyclical and are influenced by a variety of factors beyond our control. These factors include periods of excess product supply due to industry capacity additions, periods of decreased demand due to weak general economic activity in North America or international markets, inventory de-stocking by customers and fluctuations in currency exchange rates. During periods of low prices, we have experienced in the past, and could experience in the future, reduced revenues and margins, resulting in substantial declines in profitability and sometimes net losses. (See “Sensitivity Analysis”.)

Operational risks

The activities conducted by our businesses are subject to a number of operational risks including competition, performance of key suppliers and distributors, renewal of collective agreements, regulatory risks, successful integration of new acquisitions, retention of key personnel and reliability of information systems. In addition, operating costs for our businesses can be affected by changes in energy and other raw material prices as a result of changing economic or political conditions or due to particular supply and demand considerations.

The Corporation has commodity swap agreements to manage a portion of our price risk associated with sales of NBSK pulp covering periods ranging from July 2003 to April 2006. These agreements fix the sales price of NBSK pulp for 3,000 tonnes per month. The fair value of these instruments, as at June 30, 2003, represented a net unrealized gain of $1 million.

The Corporation also has energy commodity swap agreements to manage a portion of our price risk associated with purchases of bunker oil covering a period starting January 2004 and ending December 2005. These agreements fix the purchase price of bunker oil for a commitment of 15,000 barrels per month for 24 months. The fair value of these instruments, as at June 30, 2003, represented a net unrealized gain of nil.

Foreign exchange

Our revenues for many of our products are affected by fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar. Any decrease in the value of the U.S. dollar relative to the Canadian dollar reduces our profitability. The prices for many of our products, including those we sell in Canada, are generally driven by U.S. prices of similar products. We convert approximately US$1 billion annually. Exchange rate fluctuations are beyond our control and the U.S. dollar may depreciate against the Canadian dollar in the future, which would result in lower revenues and margins. The Corporation has currency options sold totaling US$118 million, which limit it from benefiting from a U.S. dollar trading above an average exchange rate of 1.55. In order to reduce the potential negative effect of a weakening U.S. dollar, we may hedge the value of a portion of our future U.S. dollar net cash inflows for periods of up to three years. The Corporation’s hedging arrangements as at June 30, 2003, included forward contracts totaling US$40 million that commit it to selling U.S. dollars at an average exchange rate of 1.49 as well as currency options purchased totaling US$20 million that give the Corporation the option to sell U.S. dollars at 1.43 in 2003.

Environmental regulations

We are subject to United States and Canadian environmental regulations relating to, among other matters, effluent and air emissions, harvesting, sylviculture activities, waste management and groundwater quality. These regulations require us to obtain and comply with the conditions of permits and authorizations from the appropriate governmental authorities. Regulatory authorities exercise considerable discretion in whether or not to issue permits and the timing of permit issuances. In addition, changes in environmental laws and regulations or their application could require us to make further significant expenditures.

Failure to comply with applicable environmental laws, regulations or permit requirements may result in fines or penalties or enforcement actions by the regulators, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of environmental control equipment or remedial actions, any of which could entail significant expenditures and could negatively impact our financial results and financial condition.

Lumber export duties

Our sales of Wood represented approximately 8% of our consolidated net sales in 2002 and we exported approximately 57% of our softwood lumber products to the United States.

The United States Department of Commerce announced that it had assessed the Canadian softwood lumber industry with final aggregate countervailing and antidumping duties at an average rate of 27.22%, that is 18.79% for countervailing duties and 8.43% for antidumping duties. Since May 22, 2002, based upon a final decision of the United States International Trade Commission, we have made the required cash deposits on our exports of softwood lumber to the United States. The Canadian government has challenged both duties with the World Trade Organization (WTO) and under the North American Free Trade Agreement (NAFTA).

With respect to countervailing duties, a WTO panel issued a preliminary decision on May 27, 2003, which supports Canada’s claim that the U.S. used improper methodology in calculating the countervailing duties. The WTO panel is expected to issue its final report in late August 2003. A separate NAFTA ruling is due in mid-August 2003 on this issue.

With respect to antidumping duties, a NAFTA panel has upheld U.S. antidumping tariffs on lumber imports from Canada on July 17, 2003, however holding that the calculations used in establishing the antidumping duties were improper. The U.S. was given 60 days to recalculate its tariffs against some specific Canadian companies and answer several questions. The WTO is expected to issue its report in late August 2003 on this issue.

We are currently experiencing, and may continue to experience, reduced revenues and margins in our Wood business as a result of countervailing and antidumping duty applications or as a result of any new arrangement between the United States and Canada.

Legal proceedings

In the normal course of our operations, we become involved in various legal actions. While the final outcome with respect to actions outstanding or pending as at June 30, 2003 cannot be predicted with certainty, it is our opinion that their resolution will not have a material adverse effect on our financial position, earnings or cash flows.

In April 2003, the Canadian Competition Bureau began an investigation of Canada’s major distributors of carbonless paper and other fine paper products, including Domtar. Since the investigation is still at an early stage, we have no information which would allow us to predict the outcome of this investigation or the impact, if any, it may have on us.

Sensitivity analysis

Our operating profit, net earnings and earnings per share can be impacted by the following sensitivities:

(in millions of Canadian dollars, except per share amounts)	Annual impact on1

	Operating	Net	Earnings
	profit	earnings	per share

Each US$10/unit change in price of:[2]
Papers
Copy and offset grades	21	14	0.06
Uncoated commercial printing & publication and premium imaging grades	9	6	0.03
Coated commercial printing & publication grades	5	3	0.01
Technical & specialty grades	6	4	0.02
Pulp — net position	8	5	0.02
Wood
Lumber	14	9	0.04
Packaging
Containerboard	5	3	0.01

Foreign exchange (direct impact of US$ sold, net of purchases, excluding Norampac)
CND$0.01 change in relative value to the US dollar before hedging	10	7	0.03

Interest rate
1% change in interest rates on our floating rate debt (excluding Norampac)	N/A	5	0.02

Energy[3]
Natural gas: US$0.25/MMBtu change in price before hedging	6	4	0.02
Crude oil: US$1/barrel change in price before hedging	2	1	0.01

1	Based on an exchange rate of 1.515 and a marginal tax rate of 35%.

2	Based on budgeted 2003 capacity (in tons, tonnes or MFBM).

3	Based on budgeted 2003 consumption levels. The allocation between energy sources may vary during the year in order to take advantage of market conditions.

									Q2	Q2
Benchmark nominal prices[1]	1995	1996	1997	1998	1999	2000	2001	2002	2002	2003	Trend[2]

Papers
Copy 20 lb sheets (US$/ton)	1,123	848	769	780	778	877	815	776	780	787	831
Offset 50 lb rolls (US$/ton)	983	736	756	666	659	757	719	692	690	653	751
Coated publication, no. 3, 60 lb rolls (US$/ton)	1,200	943	941	909	851	948	853	767	740	815	984
Pulp NBSK (US$/ADMT)	874	586	588	544	541	685	558	491	482	580	595
Wood
Lumber 2x4x8 (US$/MFBM)	335	403	383	376	390	316	345	334	366	318	360
Packaging
Unbleached kraft linerboard, 42 lb East (US$/ton)	511	371	336	373	400	468	445	427	415	425	414

Selling price index before acquisition of four US mills	120%	100%	99%	94%	93%	102%
Selling price index before impact of lumber duties							98%	93%	94%	94%	100%

Average Canadian dollar exchange rate	1,372	1,364	1,385	1,484	1,486	1,485	1,549	1,570	1,554	1,397
	0.729	0.733	0.722	0.674	0.673	0.672	0.646	0.637	0.644	0.716

1	Source: Pulp & Paper Week et Random Lengths. The term “ton” refers to a short ton, an imperial unit of measurement which equals 0.9072 metric tonnes.

2	Source: Consensus of analysts of normalized pricing as at November 30, 2002.

Outlook

Our current business environment is impacted by factors beyond our control, such as soft economic conditions, currency fluctuations and high energy costs. Within this context, we will maintain our efforts to reduce costs and improve efficiency. We will also continue to monitor inventory closely and curtail production in order to match supply with customer demand, even if this leads to market-related downtime and affects our improvement programs.

Nonetheless, we will continue to pursue our objectives of providing shareholders with superior returns in difficult market conditions as well as positioning ourselves to take full advantage of any improvement in the economy.

Consolidated earnings

	Three months ended June 30			Six months ended June 30

(In millions of Canadian dollars, unless otherwise noted)	2003	2003	2002	2003	2003	2002
		(Unaudited)			(Unaudited)

	US$	$	$	US$	$	$

	(Note 3)			(Note 3)
Net sales	915	1,240	1,416	1,871	2,536	2,744
Operating expenses
Cost of sales	747	1,012	1,114	1,518	2,058	2,188
Selling, general and administrative	56	76	85	111	150	166
Amortization	71	96	99	143	194	195
Closure costs (Note 8)	—	—	—	—	—	45

	874	1,184	1,298	1,772	2,402	2,594

Operating profit	41	56	118	99	134	150
Financing expenses (Note 6)	35	48	43	66	89	95
Amortization of deferred gain	—	(1)	(1)	(1)	(2)	(2)

Earnings before income taxes	6	9	76	34	47	57
Income tax expense	—	1	21	8	12	13

Net earnings	6	8	55	26	35	44

Per common share (Note 7)
Net earnings
Basic	0.02	0.03	0.24	0.11	0.15	0.19
Diluted	0.02	0.03	0.24	0.11	0.15	0.19
Weighted average number of common shares outstanding (millions)
Basic	227.2	227.2	227.3	227.0	227.0	226.9
Diluted	229.0	229.0	228.3	228.9	228.9	227.9

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated retained earnings

	Three months ended June 30			Six months ended June 30

(In millions of Canadian dollars, unless otherwise noted)	2003	2003	2002	2003	2003	2002
		(Unaudited)			(Unaudited)

	US$	$	$	US$	$	$

	(Note 3)			(Note 3)
Retained earnings at beginning of period	569	771	626	556	753	645
Net earnings	6	8	55	26	35	44
Dividends on common shares	(10)	(13)	(8)	(17)	(22)	(16)
Dividends on preferred shares	(1)	(1)	(1)	(1)	(1)	(1)

Retained earnings at end of period	564	765	672	564	765	672

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated balance sheets

	June 30	June 30	December 31
(In millions of Canadian dollars, unless otherwise noted)	2003	2003	2002
	(Unaudited)	(Unaudited)

	US$	$	$

	(Note 3)
Assets
Current assets
Cash and cash equivalents	26	35	38
Receivables	246	333	304
Inventories	513	695	736
Prepaid expenses	19	26	22
Future income taxes	51	70	76

	855	1,159	1,176
Property, plant and equipment	3,618	4,904	5,387
Goodwill	57	77	79
Other assets	140	189	205

	4,670	6,329	6,847

Liabilities and shareholders’ equity
Current liabilities
Bank indebtedness	18	25	20
Trade and other payables	472	639	749
Income and other taxes payable	16	22	15
Long-term debt due within one year	28	38	70

	534	724	854
Long-term debt	1,582	2,144	2,444
Future income taxes	471	638	625
Other liabilities and deferred credits	272	368	370
Shareholders’ equity
Preferred shares	32	43	44
Common shares	1,290	1,748	1,752
Contributed surplus	3	4	3
Retained earnings	564	765	753
Accumulated foreign currency translation adjustments (Note 9)	(78)	(105)	2

	1,811	2,455	2,554

	4,670	6,329	6,847

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated cash flows

	Three months ended June 30			Six months ended June 30

(In millions of Canadian dollars, unless otherwise noted)	2003	2003	2002	2003	2003	2002
		(Unaudited)			(Unaudited)

	US$	$	$	US$	$	$

	(Note 3)			(Note 3)
Operating activities
Net earnings	6	8	55	26	35	44
Non-cash items:
Amortization (Note 8)	71	96	99	143	194	209
Future income taxes	—	—	15	4	6	1
Amortization of deferred gain	—	(1)	(1)	(1)	(2)	(2)
Closure costs excluding write down of property, plant and equipment (Note 8)	—	—	—	—	—	31
Refinancing costs (Note 6)	7	10	—	7	10	—
Other	(1)	(1)	4	1	2	7

	83	112	172	180	245	290

Changes in working capital and other items
Receivables	(4)	(6)	29	(37)	(50)	(33)
Inventories	26	36	70	(3)	(4)	59
Prepaid expenses	3	5	(1)	(3)	(4)	(2)
Trade and other payables	(10)	(13)	(18)	(49)	(66)	(62)
Income and other taxes payable	7	9	1	6	8	—
Other	4	5	4	(1)	(2)	6
Payments of closure costs	(2)	(3)	—	(4)	(6)	—

	24	33	85	(91)	(124)	(32)

Cash flows provided from operating activities	107	145	257	89	121	258

Investing activities
Net additions to property, plant and equipment	(32)	(43)	(44)	(62)	(84)	(82)
Business acquisition (Note 4)	(7)	(10)	(1)	(7)	(10)	(27)
Other	—	—	3	—	—	3

Cash flows used for investing activities	(39)	(53)	(42)	(69)	(94)	(106)

Financing activities
Dividend payments	(6)	(8)	(9)	(12)	(17)	(17)
Change in bank indebtedness	(3)	(5)	(10)	1	2	(10)
Change in revolving bank credit, net of expenses	(47)	(63)	(58)	24	33	36
Issuance of long-term debt, net of expenses	125	169	—	125	169	—
Repayment of long-term debt	(143)	(194)	(142)	(155)	(211)	(142)
Premium on redemption of long-term debt (Note 6)	(5)	(7)	—	(5)	(7)	—
Common shares issued, net of expenses	1	2	3	4	6	10
Redemptions of preferred shares	—	—	—	(1)	(1)	(1)

Cash flows used for financing activities	(78)	(106)	(216)	(19)	(26)	(124)

Net increase (decrease) in cash and cash equivalents	(10)	(14)	(1)	1	1	28
Translation adjustments related to cash and cash equivalents	(1)	(1)	—	(3)	(4)	—
Cash and cash equivalents at beginning of period	37	50	65	28	38	36

Cash and cash equivalents at end of period	26	35	64	26	35	64

The accompanying notes are an integral part of the consolidated financial statements.

Notes

Note 1

Basis of presentation

In the opinion of management, the accompanying unaudited interim consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles, contain all adjustments necessary to present fairly Domtar Inc.’s (Domtar) financial position as at June 30, 2003 and December 31, 2002, as well as its results of operations and its cash flows for the three months and six months ended June 30, 2003 and 2002.

While management believes that the disclosures presented are adequate, these unaudited interim consolidated financial statements and notes should be read in conjunction with Domtar’s annual consolidated financial statements.

These unaudited interim consolidated financial statements follow the same accounting policies as the most recent annual consolidated financial statements, except as described in Note 2.

Note 2

Accounting change

Share purchase financing

On January 1, 2003, Domtar adopted prospectively the new Canadian Institute of Chartered Accountants (CICA) recommendations relating to share purchase loans receivable. Accordingly, share purchase loans amounting to $14 million were reclassified from “Other assets” to “Common shares” and interest revenue was treated as a reduction of dividends. The common shares purchased with these loans are held in trust as security for the share purchase loans (the loans). The loans are interest bearing at the dividend rate and have defined repayment terms not exceeding 10 years. As at June 30, 2003, there were 1,012,118 common shares (December 31, 2002—1,000,333 common shares) held in trust with respect to employee loans for which the market value was $14.80 (December 31, 2002—$15.70) per share. As well, these common shares were not considered as being outstanding for the calculation of the basic earnings per share. The adoption of these recommendations has no significant impact on the basic earnings per share for the three months and six months ended June 30, 2003.

Note 3

United States dollar amounts

The unaudited interim consolidated financial statements are expressed in Canadian dollars and, solely for the convenience of the reader, the 2003 unaudited interim consolidated financial statements and the tables of certain related notes have been translated into U.S. dollars at the June 2003 month-end rate of CAN$1.3553 = US$1.00. This translation should not be construed as an application of the recommendations relating to the accounting for foreign currency translation, but rather as supplemental information for the reader.

Note 4

Business acquisition

On April 14, 2003, Norampac (a 50-50 joint venture with Cascades Inc.) acquired the assets of Georgia-Pacific’s corrugated products converting plant located in Schenectady, New York. The aggregate purchase price, subject to certain adjustments, is approximately $31 million (US$21 million) (the Corporation’s proportionate share being $15 million (US$11 million)) and is comprised of $20 million (US$14 million) in cash and all of the operating assets of the Norampac’s Dallas Forth-Worth, Texas plant valued at approximately $11 million (US$7 million).

Note 5

Joint venture

On June 19, 2003, Domtar announced that an agreement-in-principle was reached with Tembec Inc. (Tembec) to merge together their timber and softwood (spruce, pine and fir (SPF)) lumber operations in the provinces of Québec (except for the Lebel-sur-Quévillon sawmill) and Ontario into a 50-50 joint venture. The resulting joint venture will also market the softwood lumber manufactured by Tembec at its SPF sawmills operations in British Columbia and by Domtar at its Lebel-sur-Quévillon sawmill, as well as manage the operations of the latter.

The transaction is subject to certain conditions, including completion of due diligence, negotiation of definitive agreements, approval of the respective boards of directors, as well as government and other required approvals. It is expected to close on or about September 30, 2003.

Note 6

Refinancing of long-term debt

On May 28, 2003, Norampac completed a series of financial transactions to substantially refinance all of its existing credit facilities, except those of its joint venture. Norampac secured a new five-year revolving credit facility of $350 million. The new revolving credit facility is secured by all the inventories and receivables of Norampac Inc. and its North American subsidiaries and by property, plant and equipment of two of its containerboard mills and three of its converting facilities. As at June 30, 2003, the Corporation’s proportionate share amount secured under the new revolving credit facility relating to inventories, receivables and property, plant and equipment amounted to $77 million, $37 million and $200 million, respectively.

In addition, Norampac issued new Senior unsecured notes for an aggregate amount of US$250 million. The notes bear a 6.75% coupon and will mature in 2013. The aggregate proceeds of these two transactions were used to repay the existing credit facilities for an amount of approximately $67 million at the time of the refinancing and were used to redeem both the 9.5% US$150 million and the 9.375% $100 million notes due in 2008.

Norampac recorded a charge of $20 million ($14 million for a call premium paid to redeem both the 9.5% US$150 million notes and 9.375% $100 million notes, $5 million related to the write-off of debt issue costs and a $1 million foreign exchange loss) related to the refinancing. An amount of $10 million ($7 million net of income taxes, or $0.03 per common share) representing the Corporation’s proportionate share of Norampac’s debt refinancing costs is recorded under “Financing expenses”.

Note 7

Earnings per share

The following table provides the reconciliation between basic and diluted earnings per share.

	Three months ended June 30			Six months ended June 30

	2003	2003	2002	2003	2003	2002
		(Unaudited)			(Unaudited)

	US$	$	$	US$	$	$

	(Note 3)			(Note 3)
Net earnings	6	8	55	26	35	44
Dividend requirements of preferred shares	1	1	1	1	1	1

Net earnings applicable to common shares	5	7	54	25	34	43
Weighted average number of common shares outstanding (millions)	227.2	227.2	227.3	227.0	227.0	226.9
Effect of dilutive stock options (millions)	1.8	1.8	1.0	1.9	1.9	1.0

Weighted average number of diluted common shares outstanding (millions)	229.0	229.0	228.3	228.9	228.9	227.9

Basic earnings per share	0.02	0.03	0.24	0.11	0.15	0.19
Diluted earnings per share	0.02	0.03	0.24	0.11	0.15	0.19

Note 8

Closure costs

On March 27, 2002, Domtar announced plans to permanently shutdown the St. Catharines, Ontario, paper mill. This shutdown, which occurred at the end of September 2002, resulted in a charge to first quarter 2002 earnings of $45 million ($30 million net of income taxes, or $0.13 per common share), including $14 million related to the write-down to the estimated net realizable value of property, plant and equipment as well as a provision of $31 million for other commitments and contingencies related to this paper mill. As at June 30, 2003, the balance of the provision was $19 million.

On November 29, 2002, Domtar announced plans to permanently shutdown the Daveluyville, Québec, wood products remanufacturing facility and the Sault Ste. Marie, Ontario, hardwood lumber operations. These shutdowns, which occurred at the end of January 2003, resulted in a charge to fourth quarter 2002 earnings of $18 million ($12 million net of income taxes, or $0.05 per common share), including $13 million related to the write-down to the estimated net realizable value of property, plant and equipment as well as a provision of $5 million for other commitments and contingencies related to these locations. As at June 30, 2003, the balance of the provision was $1 million. Domtar sold the Sault Ste. Marie and Daveluyville facilities, on March 14 and April 8, 2003, respectively, for a total of $3 million.

Note 9

Accumulated foreign currency translation adjustments

	June 30	June 30	December 31
	2003	2003	2002
	(Unaudited)	(Unaudited)

	US$	$	$

	(Note 3)
Balance at beginning of period	1	2	2
Effect of changes in exchange rates during the period:
On the net investment in self-sustaining foreign subsidiaries	(225)	(305)	(18)
On certain long-term debt denominated in foreign currencies designated as a hedge of the net investment in self-sustaining foreign subsidiaries	163	220	18
Income tax expense	(17)	(22)	—

Balance at end of period	(78)	(105)	2

Note 10

Segmented disclosures

Domtar operates in the four reportable segments described below. Each reportable segment offers different products and services and requires different technology and marketing strategies. The following summary briefly describes the operations included in each of Domtar’s reportable segments:

•	Papers — represents the aggregation of the manufacturing and distribution of business, commercial printing and publication, and technical and specialty papers, as well as pulp.

•	Paper Merchants — involves the purchasing, warehousing, sale and distribution of various products made by Domtar as well as by other manufacturers. These products include business and printing papers, graphic arts supplies and certain industrial products.

•	Wood — comprises the manufacturing and marketing of lumber and wood-based value-added products as well as the management of forest resources.

•	Packaging — comprises the Corporation’s 50% ownership interest in Norampac, a company that manufactures and distributes containerboard and corrugated products.

Domtar evaluates performance based on operating profit, which represents sales, reflecting transfer prices between segments at fair value, less allocable expenses before financing expenses and income taxes.

	Three months ended June 30			Six months ended June 30

Segmented data	2003	2003	2002	2003	2003	2002
		(Unaudited)			(Unaudited)

	US$	$	$	US$	$	$

	(Note 3)			(Note 3)
Net sales
Papers	597	809	873	1,226	1,662	1,753
Paper Merchants	195	265	298	417	565	597
Wood(b)	89	120	187	168	227	306
Packaging	110	150	163	218	296	300

Total for reportable segments	991	1,344	1,521	2,029	2,750	2,956
Intersegment sales—Papers	(50)	(68)	(83)	(110)	(149)	(173)
Intersegment sales—Wood	(25)	(34)	(20)	(45)	(61)	(35)
Intersegment sales—Packaging	(1)	(2)	(2)	(3)	(4)	(4)

Consolidated net sales	915	1,240	1,416	1,871	2,536	2,744

Operating profit (loss)
Papers(a)	43	58	60	102	139	78
Paper Merchants	4	5	7	9	12	14
Wood(b)	(16)	(20)	33	(30)	(41)	23
Packaging	10	13	18	18	24	35

Consolidated operating profit	41	56	118	99	134	150

(a)	The 2002 year-to-date operating profit reflects a $45 million charge, including $14 million related to the write-down of property, plant and equipment, relating to the permanent shutdown of the St. Catharines, Ontario, paper mill.

(b)	The net sales and the operating profit for the three months and six months ended June 30, 2002 reflect a reversal of a $28 million provision ($20 million recorded in the second half of 2001 and $8 million recorded in the first quarter of 2002) for countervailing and antidumping duties on exports of softwood lumber to the United States.

Note 11

Comparative figures

     To conform with the basis of presentation adopted in the current year, certain figures previously reported have been reclassified.

     Percentages are based on net sales for the six-month period ended June 30, 2003.

1	Including sales through our own Paper Merchants business.

2	Excluding sales of Domtar paper of annual net sales.

Domtar Inc. Second quarter 2003

Selected financial data

(In millions of Canadian dollars, unless otherwise noted)	Three months ended			Year ended

	June 30	March 31	June 30	December 31	December 31
		(Unaudited)

	2003	2003	2002	2002	2001[2]

	$	$	$	$	$

Operating results
Net sales	1,240	1,296	1,416	5,490	4,377
EBITDA[1]	152	176	217	809	607
Operating profit	56	78	118	384	313
Financing expenses	48	41	43	192	167
Net earnings	8	27	55	141	140
Net earnings per common share	0.03	0.12	0.24	0.62	0.72
Cash flows provided from (used for) operating activities per common share	0.64	(0.11)	1.13	2.98	3.80
Weighted average number of common shares outstanding (millions)	227.2	226.9	227.3	227.2	191.2
Balance sheet data
Total assets	6,329			6,847	7,055
Long-term debt	2,144			2,444	2,883
Shareholders’ equity	2,455			2,554	2,426
Net debt-to-total-capitalization	47%			49%	55%
Book value per common share	10.61			11.02	10.51
Others
Cash flows provided from operating activities	145			677	727
Free cash flow	102			454	447
Annualized return on equity (ROE)	1%			6%	7%

1	Earnings before interest expense, income taxes and amortization

2	Figures have been restated to reflect the application of amended accounting recommendations.

For further information

Investor relations Christian Dubé Senior Vice-President and Chief Financial Officer Tel.: (514) 848-5511	Communications William L. George Vice-President, Communications and Government Relations Tel.: (514) 848-5213 Fax: (514) 848-6878

Jean-Sébastien Vanbrugghe Manager, Corporate Finance Tel.: (514) 848-5469 Fax: (514) 848-5638 E-mail: ir@domtar.com	Head Office 395 de Maisonneuve Blvd. West Montréal, Qc, Canada H3A 1L6 Tel.: (514) 848-5400 www.domtar.com

Brokerage firms that follow Domtar:

Bank of America BMO Nesbitt Burns CIBC World Markets D.A. Davidson & Company Desjardins Securities Deutsche Bank Securities Goldman Sachs J.P. Morgan	National Bank Financial Raymond James RBC Capital Markets Salomon Smith Barney Scotia Capital TD Newcrest UBS

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